Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”)

2015 Peel Street

11th Floor

Montreal, Québec

Canada H3A 1T8

ITEM 2 – DATE OF MATERIAL CHANGE

March 2, 2020.

ITEM 3 – NEWS RELEASE

Theratechnologies issued a press release with respect to the material change described below on March 2, 2020 via CNW Telbec.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

The Board of Directors of Theratechnologies appointed Paul Lévesque as the company’s President and CEO, effective April 6, 2020, replacing Luc Tanguay, who will be retiring on such date.

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1  Full description of material change

The Board of Directors of Theratechnologies appointed Paul Lévesque as the company’s President and CEO, effective April 6, 2020, replacing Luc Tanguay, who will be retiring on such date.

5.2  Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of Theratechnologies at (514) 336-7800.

ITEM 9 – DATE OF REPORT

March 10, 2020.